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                                Washington, D.C. 20549

                                      FORM 12b-25

                              Notification of Late Filing


                                                               033-1402 NY
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                                                               SEC FILE NUMBER
                                                                 87-0446395
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                                                               ----------------
                                                               CUSIP NUMBER

                                                               64124R 10 7
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                               (Check One):

/ /Form 10-KSB / /Form 11-K / /Form 20-F / /Form 10-QSB / /Form N-SAR

                 For Period Ended:   June 30, 1998
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Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant                    NEUROCORP, LTD.
(Former Name if Applicable)

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Address of Principal Executive Office      150 WHITE PLAINS ROAD
(Street and Number)

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City, State and Zip Code                   TARRYTOWN, NEW YORK 10591

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12(b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject quarterly annual report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.
/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reason why Form 10-QSB, could not be filed within the prescribed time period.

         Registrant was involved in the finalization of an equity financing which delayed the completion of its Form W-QSB

         The inability to file timely could not be liminated by the Registrant without unreasonable effort and expense in that until such change has been completed, it cannot finalize its financial statements.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Kurt Z. Itil          (914) 631-3315
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            (Name)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both naratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         /X/ Yes  / / No

    It is anticipated that the Registrant will report a loss from operations of approximately $1,638,000 for the six months ended June 30, 1998 as compared to a net loss of $659,000 for the corresponding period in 1997. The increased loss is attributable to the Registrants' need for working capital and the completion of an equity financing for such purpose later than anticipated.

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                               NEUROCORP, LTD
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Dated:  August 14, 1998                      By: Kurt Z. Itil
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                                                     Executive Vice President